THE FAMILY WAY



    This document and the information contained herein is provided solely for the purpose of acquainting the reader with the feature film project *The Family Way,* to be produced by Rogue Chimera Films, LLC. This does not constitute an offer to sell, or a solicitation of an offer to purchase securities.

  By accepting delivery of this document, the recipient agrees that the recipient will not reproduce or distribute this confidential document without permission; and all of the information contained herein will be treated as confidential material.

CONTENTS

THE STORY

"All in all, even if it is a truly twisted tale, there is almost no doubt that people would enjoy a movie based on this script and it could even become a cult-classic over the years."

- Comment from Feel The Reel, January 25, 2017.

The Family Way is an acclaimed feature screenplay written by Shiva Rodriguez and D. Duckie Rodriguez. The story is a unique twist on an old horror theme, combining powerful themes of self-discovery, self-awareness, and self-preservation with a truly unusual and terrifying cast of characters that will leave audiences rooting for the bad guys. Full screenplay is available upon request.

TONY CANNON and his wife VIVIAN agree to accompany her brother GREG and his finance JESSICA on a road trip to Las Vegas where the young couple plan to get married. A wrong turn leaves them lost on an isolated country road and dangerously low on gas when they happen across a dilapidated gas station run by RICHARD CULTRY.

Richard invites the two couples to stay the night with his family with the promise that he'll be able to get them back on the road in the morning. Upon arriving at the residence, the travelers are amazed to find that the Cultrys are actually very gracious hosts who live in a beautiful old house. They are greeted in the driveway by MARTY, the adopted son whose sweet disposition also shows the signs of being mentally-challenged. They are welcomed into the house by Richard's wife SUE and his natural son JEFFREY, both of whom appear well-groomed and genuinely pleasant.

Compared to the Cultrys, the traveler's family relations are downright toxic. Tony is a narcissistic, less-than-successful businessman who constantly finds fault in his young trophy wife. Prudish Vivian escapes her husband's abuse by being reclusive and withdrawing into her own fantasy world. While Greg is endowed with many talents that could easily rocket him to career stardom, his habit of making bad choices and his co-dependency on his sister prevent him from advancing. The latest of his bad choices is Jessica, a gold-digging beauty who is manipulating Greg into marriage.

However, the Cultrys have some terrible secrets of their own, which quickly become evident upon the arrival of CRAWFORD, a handsome and extremely creative man who introduces himself as Sue's brother. Upon meeting their house guests, Crawford's eyes immediately fall on Vivian whom he sees as being the perfect model for his latest creation.

The guests soon learn that Crawford isn't the only one to fear in the Cultry household. They are separated from one another as the members of the Cultry clan choose their favorites and lure them into traps.

As the days go by, the Cultrys discover that one of their victims may actually be well-suited to become one of their own. After all, such things have been known to happen before. Richard asks only one thing of his family: Are they willing to kill to become part of it?

THE CAST

All cast members have non-binding agreements with the production pending financing.



MEL HEFLIN
"Vivian Cannon"

(Katherine, Dead Woman's Hollow, Never Go Back, How the West Was Dead, The Mermaid The Witch and The Bluesman, Radioactive Flesh-Eating Foliage, Jinn, Sateen's Baby, "The Figure", Hellview)



GREGORY LEE CASON
"Tony Cannon"

(Captain America: Civil War, Interview With The Prince, Rough Cut, Franklin: A Symphony of Pain, Predatory Moon, "Christmas Eve", "Gabmore Girls", Last Rites: The Return of Sabastian Vasilis)



CATHERINE CORCORAN
"Jessica Flounce"

(Return to Nuke'Em High Vol. 1, Return to Return to Nuke'Em High aka Vol.2, 100 Acres of Hell, Chuck, Amityville: Vanishing Point, Caesar and Otto's Paranormal Halloween, The Lovely Bones, Terrifier)



D. DUCKIE RODRIGUEZ
"Richard Cultry"

(Psycho Chicks Anonymous, Predatory Moon, One Night of Fear, "Of Dice and Men: The Musical", "Harbinger", "The Figure", "Interview", "My Sister's Shoes", "The Family Way: Coming Home")



LOWRIE FAWLEY
"Sue Cultry"

(*No Postage Necessary, One Night of Fear, Slash Cam, Predatory Moon,* Murder Calls (TV), Everyday Spooky (TV), *The Art of Killing,* "The Family Way: Coming Home")



NICHOLAS TRIVISONNO
"Jeffrey Cultry"

(The Popular Party (TV), Predatory Moon, "Harbinger", "Water Balloons", "Love is a Flower", "The Family Way: Coming Home"*)*



BLAYZE HIPPENSTEEL
"Young Crawford"

(No Place In This World, Vice Principals (TV), In Sanity FL (TV), "Hungryland", "Misfits", "Eden", "Supper With the Smiths", "The Family Way: Coming Home")

THE CREW

All crew members have non-binding agreements with the production pending financing.



SHIVA RODRIGUEZ
Director / Co-Writer

Shiva wrote and directed the films *Predatory Moon*, "The Figure", and the award-winning "Coming Home". She was also B-unit director for the short films "Hungryland" and "Green From The Grave". She got her start in film as an SFX artist working on films such as *Dangerous People*, Horrorscapes (TV), *The Housewife Slasher, One Night of Fear, Rough Cut*, and *Sitter*. Shiva was recently awarded Best Director in the AAB International Film Festival for her work in "Coming Home".



SCOTT SULLIVAN
Director of Photography

Scott has earned numerous awards for cinematography, directing, writing, visual effects, and producing for films such as "Harbinger", "Reset", "Salvage", "Hostage", and "Lockdown". He was the Director of Photography for *The Best Laid Plans*, "The Family Way: Coming Home", and the winning film for The Walking Dead contest called "Dead Inside". Scott recently was the A-Camera Operator on Kevin Smith's *Killroy Was Here*.



MARCUS KOCH
Special Effects

Marcus is an acclaimed special effects artist known for his gory work on feature films such as *Sinners and Saints, We Are Still Here, 100 Tears, Mohawk, Crazy Lake, Krampus Unleashed, Dead Still, White Creek, Amerikan Holokaust, Neon Doom, Circus of the Dead, Frankinstein Created Bikers, Unfinished Business, The Hospital 2,* and the *American Guinea Pig* film series. Marcus recently directed *American Guinea Pig: Bloodshock.*

PAMELA KRAMER *(Casting Director)*

In the business for over twenty years, Pamela Kramer, (owner of Bradley Baron Casting) casts for film and TV as well as hundreds of commercials, industrials, and voice-overs. Some of Pamela's commercial clients include: Microsoft, Nokia, Merck, Sanofi-Aventis, ADP, Phfizer, Pepsi, Kraft, and Roche, Prudential, Panasonic, etc. In addition, she's cast several TV pilot's for VH1, MTV, History Channel, an integrated print and commercial campaign for Chubb, numerous national and regional commercials as well as 30 episodes of Comedy Central's hit TV series "Strangers with Candy".

AYLA and DEVON MACKINNON *(Audio)*
This brother and sister team have worked both separately and together in on-set and post-production audio on such films as *Misty Blue Lane*, "The Lost", *BTS: The Web Series* (TV), "The Delivery", "The Apocalypse Needs Weirdos", "Tagged", "World's Greatest", "I Now Pronounce You", "Lockdown", and "The Family Way: Coming Home".

GARO NIGOGHOSSIAN *(2nd Unit Director)*
As a film-maker, Garo is known for having an eye toward macabre humor and wrote and directed Dangerous People. He also produced *Actress Apocalypse* and co-produced *Predatory Moon*. He has been involved in film distribution since the age of 18 when he began acquiring and distributing Asian action films. He began his own film series at the Coolidge Corner Theater and was awarded with two Boston Film Critic Awards for Film Programming. He also worked for Quentin Tarantino's Rolling Thunder Films by researching and acquiring the original Hong Kong marketing materials for films such as *Fists of Legend* and *Chung King Express* to be used to create a US marketing campaign.

DEVIN PAYNE *(Digital Imaging Technician)*
With skills as a colorist, editor, and digital imaging tech, Devin has worked on such films as *King Charles, The Skinwalker*, "A Daughter's Loss", "Harbinger", "The Skin You're In", "The Road to Nowhere", "Lockdown", "The Delivery", "I Now Pronounce You", and "The Family Way: Coming Home".

CHRISTIAN ST. JOHN *(Production Designer)*
Christian St John is a multi-talented designer and performer with a background in many technical aspects of the creative arts. He began his professional career in Nashville as a performer in *Live at the Wildhorse Saloon* then went on to work in regional theater. He co-Founded FantasyLand Theatrical Productions, serving for eight years as artistic director and a mainstage director for the company's performances in Florida and New York, where he also performed off-Broadway. He then served as artistic and show director for *Titanic, the Experience* in Orlando, Florida.

NICHOLE SWEENEY *(SFX Makeup)*
Nicole has been working in the film industry since 2012. Her love for horror and gore lead her to doing makeup for films such as "Harbinger", "The Figure", "Adahy Tohopka", *Predatory Moon, Never Go Back*, "Hungryland", The Grey Room Saga (TV), "Never Again", "Green From The Grave", "Zombies What Would You Do", Unded Nation (TV), and "The Family Way: Coming Home".

OLIVIER WAGENHEIM *(3D Modeling)*
Olivier worked in France with Exmachina Production studio creating CGI effects and 3D modeling on virtual stage for the films *Dobermann* and *The Fifth Element*. He is currently working in the United States with creating three dimensional renderings for architecture as well as animation and video mapping for clients.

THE LOCATION



The Family Way is set to be shot on location at the historic Fuqua Farm in Virginia. This beautiful, film-friendly establishment has appeared in numerous movies and television series such as *Legends and Lies*, *The Patriots*, *America Facts vs Fiction,* and *Deadly Shootouts.*

Fuqua Farm will be able to provide us with almost every set required for *The Family Way* while being located close to the city of Richmond, making it ideal for the tight shooting schedule.

  

THE PRODUCERS



The Family Way film production will be led by Rogue Chimera Films, LLC utilizing the skills of few different media production outfits that all owned and operated by members of the crew.

Spearheading the production management team is Producer Lowrie Fawley of Rogue Chimera Films, LLC.

Lowrie Fawley got her start in live theatre. In 2001 she co-owned and operated the 501c3 company Fantasyland Theatrical Productions, producing several plays and musicals, including " Equus" and the regional premieres of "9 to 5" and "Xanadu". She also served as the company's Grant Writer.

In 2014 Lowrie joined Siren Productions Media acting as co-producer for the feature film *Predatory Moon* and then producing several short films including the award-winning horror spoof "The Figure"

Rogue Chimera Films, LLC was formed in 2017 to act as an overall managing company and represent the interests of the partnering production companies that work together to produce films.

"The Family Way: Coming Home" acted as a testing ground for combining the skill sets of Siren Productions Media and Helix Media in the roles they would play for producing *The Family Way*.

Helix Media is an acclaimed film production outfit represented by Director of Photography Scott Sullivan. Helix has produced many award-winning short films such as "Harbinger", "Salvage", and "Van". Members of Helix have assisted several production companies with other projects and are known for the exceptional quality of their camera work. Helix will be managing the technical side of *The Family Way*, including camera, audio, and post-production.



Siren Productions Media, represented by Director Shiva Rodriguez, has produced ultra low-budget feature films such as *Psycho Chicks Anonymous* and *Predatory Moon*, but also provide services to other production companies in prop fabrication, special effects, stunts, set-building, and other visual elements. Siren will be managing the overall production design for *The Family Way*.

"COMING HOME"
A SHORT PROLOGUE FILM

"We hope that 'Coming Home' is just a pilot episode, or a trailer to an upcoming movie that will change everything we know about films of this kind. Yes, we truly hope so, because what we've seen in those fifteen minutes was absolutely astonishing." - Feel The Reel Film Festival

  

In May 2017 we tested the character-driven concept of *The Family Way* by debuting a short prologue film called "The Family Way: Coming Home", directed by Shiva Rodriguez with cinematography by Scott Sullivan.

"Coming Home" takes place 10 years prior to the *The Family Way*. This is the origin story of Crawford (aka "The Blood Artist") as an angry teenager who begins to lash out against society in the most horrifying ways.

However, Richard and Sue Cultry have been following the news about the murders and are using the case to teach their young son Jeffrey how to identify and track down a killer.

"Coming Home" stars four actors who are signed on for the *The Family Way* feature film. Nicholas Trivisonno, D. Duckie Rodriguez, Lowrie Fawley, and Blayze Hippensteel.

This short film is currently screening at festivals around the world and has picked up several awards, including Best Horror in the U.K. Monthly Film Festival, the Silver Award at the Spotlight Horror Awards, Shiva Rodriguez for Best Director in the AAB International Film Festival in June 2017, and Nicholas Trivisonno for Best Young Actor in the Oniros Film Awards in July 2017.

The official trailer may be found here: https://youtu.be/neBA96EMFB8

A private online screening of the short film may be arranged upon request.

"There's something special working in Coming Home and it will be interesting to see where it's taken from here. It feels like the foundation is established for a creative, compelling indie horror story and I look forward to watching the film's journey. " - Richard Propes of The Independent Critic.

"For a short film to work, it must get right into the action and immediately pull you in. Fortunately, Coming Home does just that and, right from the cold-open, sets up a world that you want to see more of." - Corin, of Sick Flix

ACCOLADES & FESTIVALS

Both *The Family Way* feature screenplay and "Coming Home" short film have been submitted to several more festivals around the world, many of which have not made their selections yet.

Awards, screening dates, and reviews are updated on the official website at www.familywayfilm.com as the information becomes available.



The Family Way
1st Place Winner
The Family Way
Best Horror/Thriller Screenplay
OFFICIAL SELECTION
WOMEN IN HORROR FILM FESTIVAL
2017
FINALIST
Cannes Screenplay Contest
2017
FINALIST
SCREENPLAY FINALIST
CRIMSON SCREEN
2017
OFFICIAL SELECTION
Feel The Reel International Film Festival
2017
LOS ANGELES
CineFest

The Family Way Feature Screenplay

Winner / First Place - Chicago Genre Screenplay Competition. 2017
Winner / Best Horror - Chicago Genre Screenplay Competition. 2017
Finalist - Women In Horror Film Festival. 2017
Finalist Horror - Cannes Screenplay Competition. 2016
Finalist - Crimson Screen Horror Film Festival. 2017
Finalist - Feel The Reel Screenplay Contest. 2017
Finalist - Bucharest Shortcut CineFest. 2016
Semi-Finalist - Los Angeles Cinefest. 2016



WINNER
AAB International Film Festival
2017
ONIROS
FILM AWARDS
WINNER
SPOTLIGHT HORROR FILM AWARDS
2017
BEST HORROR
UK MONTHLY FILM FEST
LOS ANGELES
CineFest
SEMI-FINALIST
WOMEN IN HORROR FILM FESTIVAL
2017
OFFICIAL SELECTION
GLOBAL GRIT FILM FEST
2017

"The Family Way: Coming Home" Short Film

Winner / Best Young Actor (Nicholas Trivisonno)- Oniros Film Awards. July 2017
Winner / Best Director (Shiva Rodriguez) - AAB International Film Festival. June 2017
Winner / Best Horror - U.K. Monthly Film Festival. May 2017
Winner / Silver Award - Spotlight Horror Film Awards. June 2017
Semi-Finalist - Women in Horror Film Festival. May 2017
Semi-Finalist - Los Angeles CineFest. June 2017
Official Selection – Upstate NY Horror Film Festival. October 2017
Official Selection - Halloween Horror Picture Show. October 2017
Official Selection - Roma Cinema Doc. June 2017
Official Selection - Hellfire Short Film Festival. June 2017
Official Selection - Global Grit Film Festival. June 2017
Official Selection - Miami Independent Film Festival Monthly. June 2017
Official Selection - Women's Only Entertainment Monthly Film Festival. May 2017

THE PRODUCTION PLAN

The project is tentatively scheduled for a 2-month pre-production period beginning in April of 2018 followed by a 21-day shooting schedule for principle photography in June 2018. The film is then expected to be ready for marketing exhibition by October of 2018.

We will be utilizing a production model that is a hybrid between ultra-low-budget and more advanced film-making practices with special attention given to increasing the productivity and overall production value on such a small budget. We are able to achieve this largely by utilizing the resources and services made available to us by people who have a strong desire to be a part of this production.

An Acclaimed Script with a Strong Character-Driven Story. It is common for low-budget film-makers working in the horror genre to want to splash around as much blood as possible by knocking off characters that are little more than cannon fodder. The accolades that the script has been awarded bolsters our belief that there is a demand among horror fans for more complex characters in sophisticated stories, especially with the rise of the sub-genre known as "Mumblegore". *(1)*

A Small Cast Mix of Known Talent and Up-and-Comers. Under the Screen Actor's Guild's guidelines for modified low-budget productions, we will be able to cast recognizable talent for some principle and/or supporting roles to work alongside lesser-known actors who have not yet obtained (or have elected not to obtain) union status.

Advanced Camera Equipment. We understand that the advancements in both cinema house and home viewing technology demand a high-definition product. With this in mind, the Cinematographer plans to use a Red Helium 8k camera as part of the minimal equipment package for shooting the film.

An Award-Winning Production Team Familiar With Working Together. Under the stressful conditions of working on a film set, it is not uncommon for productions to run behind schedule due to disagreements between the heads of the various departments involved. To greatly reduce, if not completely eliminate, this common problem we will be using a Director and a Cinematographer who have a history of working very well together, and hiring upon their recommendations to fill key crew positions.

Using In-Camera Special Effects. This production will reap the benefits of not only having an acclaimed special effects team but also having a director and several cast and crew members who are very experienced in creating and shooting practical effects. We believe that in-camera effects create a more natural feel on-screen for some of the story's most horrific scenes.

Advanced Tools for Production Planning. Many low-budget productions have very limited time on their shooting locations and often have to figure out their camera set-ups for each shot as they go along. This is an extremely time-consuming process that often causes productions fall behind schedule. We plan to avoid this pitfall by using three-dimensional image modeling for most of our locations. This technology will allow us to be able to accurately plot out each camera shot right down to the positioning of the lighting well in advance.

State Film Incentives. Virginia offers productions that shoot on location in the state some attractive incentives that ultimately lower the cost of crew labor and allow more of the film's budget to go directly into adding production value and more widespread promotions.

THE MARKETING PLAN

Low-budget films in the horror genre often gain profitable distribution even when they don't achieve a theatrical release. *(2)* Horror fans are unique in their loyalty to the genre, as evident by the dozens of horror-themed events, festivals, and conventions that are held throughout the year. *(3)* It is in such venues where even micro-budgeted horror films are in high demand by the rapidly-growing number of video-on-demand (VOD) and streaming movie services that are seeking to tap into this unique genre fanbase. *(4)*

The horror genre also tends to do well in international markets. While some overseas audiences may not appreciate the humor of a buddy-cop comedy or feel connected to a controversial drama due to cultural differences, fear speaks in a universal language.

We will be utilizing a multi-pronged marketing strategy to create a demand for the film's release and get it in front of representatives of major distributors. Key points include:

Film Festivals. Festivals are often the first place that scouts for major distribution companies will see an independently-produced film with the added benefit of observing how audiences react to it. These festivals also bestow awards for various categories that can help raise both public interest and the market value of a film. We plan to submit the movie into horror-genre festivals such as Screamfest and the Eerie Horror Film Festival, as well as those festivals that are known for screening cross-genre films such as Cannes and Toronto After Dark, where we feel it would be well-received by audiences.

The Family Way film has an advantage over many other independently-produced movies because both the feature screenplay and the short prologue film "The Family Way: Coming Home" have participated in several film festivals; therefore the producers of these events are already familiar with the producers and the story.

Publicity for Having a Female Director. There has been a big push in the film industry to promote female directors with many festivals and publications focusing on them. *(5)* While certainly not the biggest (or the even second-biggest) reason for our choice in a director, this does open up many doors for publicity and promotion that would otherwise be closed to the project. Our director is already known to many of these groups and festivals as being one of those rare women who works in the horror genre.

Film Reviews. Fans of the horror genre often first learn about small independent films through reviews and articles in popular genre magazines, websites, blogs, podcasts, and e-zines. We intend to submit the screening copy of the film to dozens of these genre movie critics in order to generate a demand for the film's release. *(6)*

Social Media. Social media platforms such as Facebook and Twitter will be used to keep the public engaged during all stages of production as well as to generate interest as the film becomes ready to enter festivals or nears a release date. These have been shown to be cost effective strategies for encouraging virtual "word of mouth" advertising.

Genre-Specific Websites, Magazines, & Entertainment Shows. There are hundreds of small, independently-operated websites, magazines, video shows, and podcast shows that are constantly seeking news on up-coming horror films. *(7)* We plan to send press releases to as many of these as possible and grant interviews with cast and crew members if requested.

In the event that the above-mentioned strategies fail to attract major distribututors for theatrical or premium television distribution, the Producers will seek to secure digital distribution. These digital outfits will sometimes offer very limited theatrical and DVD/BluRay releases, but are more geared toward releasing films directly to VOD and streaming services such as NetFlix, Amazon, and Hulu for home audiences. *(8)*

REVIEWS & INTERVIEWS

Published Reviews of "Coming Home"

IndyRed.
http://www.indyred.com/coming-home-review.html

The Independent Critic.
http://theindependentcritic.com/coming_home

Feel The Reel.
http://www.feelthereeliff.com/coming-home-review

The Slaughtered Bird
http://theslaughteredbird.com/review-coming-home

Rick's Cutting Room
https://rickscuttingroom.com/2017/08/04/coming-home

One Film Fan
http://onefilmfan.com/short-film-review-coming-home

Sick Flix
https://sickflix.net/2017/08/10/short-film-review-coming-home-2017-duration-15-min-57-sec



Interviews with Director Shiva Rodriguez

Dark Lily Magazine – Featured Director / SPFX Artist, (July 2016)
http://www.magcloud.com/browse/issue/1133105

Dark Gothic Resurrected Magazine – Interview (2014)
https://www.createspace.com/4696825

WEBSITES & SOCIAL MEDIA

The Family Way Official Website: http://www.familywayfilm.com

The Family Way on Facebook - https://www.facebook.com/TheFamilyWayFilm

The Family Way on Twitter - https://twitter.com/FamilyWayFilm

ENDNOTES

(1) Mumblegore, published by LA Weekly - http://features.laweekly.com/mumblegore

(2) Horror Cinema By The Numbers, published by Pop Matters - http://www.popmatters.com/column/horror-cinema-by-the-numbers , *Hollywood's Biggest Bang For Its Buck*, published by The New York Times - https://economix.blogs.nytimes.com/2013/08/09/hollywoods-biggest-bang-for-its-buck , *What Types of Low-Budget Films Make the Most Money?,* published by Stephen Follows - https://stephenfollows.com/low-budget-films-make-the-most-money

(3) Terror on the XBOX! 4 new streaming services for horror movie fans, published by Fortune - http://fortune.com/2015/05/26/terror-on-the-x-box-new-streaming-services-for-horror-movie-fans , Horror Stories: Examining the Business of Genre Filmmaking, published by Moviemaker Magazine - https://www.moviemaker.com/archives/moviemaking/distribution/horror-stories-business-of-genre-filmmaking

(4) The Hidden World of Video On Demand Profits, published by Dissolve - https://thedissolve.com/features/exposition/594-the-hidden-world-of-video-on-demand-profits , *Home Media: The Savior of the Modern Horror Industry*, published by ReDVDit - http://www.redvdit.net/home-media-savior-modern-horror-industry , *Are Indie Horror Movies In Trouble?*, published by IndyWire - http://www.indiewire.com/2014/05/are-indie-horror-movies-in-trouble-27181

(5) The Rise of the Modern Female Horror Filmmaker, published by Rolling Stone - http://www.rollingstone.com/movies/features/the-rise-of-the-modern-female-horror-filmmaker-w446369 , *The Female Directors Bringing New Blood to Horror Films*, published by The Guardian - https://www.theguardian.com/film/2017/mar/19/the-female-directors-bringing-new-blood-horror-films-babadook-raw-prevenge , *Welcome to the Golden Age of Woman-Directed Horror*, published by Broadly - https://broadly.vice.com/en_us/article/zmbnd5/welcome-to-the-golden-age-of-women-directed-horror

(6) Why Bad Horror Films Will Always be Made, published by Film Fad - https://www.filmfad.com/why-bad-horror-films-will-always-be-made

(7) Why Indie Horror Films are Doing Better Than Ever, published by IndieWire - http://www.indiewire.com/2015/08/why-indie-horror-films-are-doing-better-than-ever-59762/ , *One Movie Genre is Quietly Thriving Outside the Mainstream Hollywood System,* published by Quartz - https://qz.com/770020/one-movie-genre-is-quietly-thriving-outside-the-mainstream-hollywood-system

(8) Video Streaming Services Could Make More Money Than the US Box Office by 2017, published by The Verge - https://www.theverge.com/2014/6/4/5781104/netflix-and-peers-will-make-more-money-than-box-office-by-2017